UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 9, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

Enclosure: A press release dated December 8, 2015 announcing the appointment of Mr. İsmail Bütün to management.

Istanbul, December 08, 2015

Announcement Regarding the Appointment to Management

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

Mr.İsmail Bütün has been appointed as the Senior Vice President of Retail Sales under the Sales Function of our Company, effective as of January 15, 2016.

İsmail Bütün, graduated from the Boğaziçi University Business Administration department in 1996. Mr. Bütün started his career at the Çuhadaroğlu Holding Moscow office. Between 1997 and 2000, Mr. Bütün worked at Enka Group Foreign Trade department in Moscow as Sales and Business Development Manager. Starting from 2000, he worked at Nestle as CPW Turkey Country Manager, Central Asia Marketing Director in Uzbekistan and Turkey National Chain Stores Sales Manager. After 2011, he served at Nestle’s Global Headquarters in Switzerland, first as Business Excellence Manager at the Global Customer and Sales Management department and then as Marketing Manager at the Beverages Strategic Business unit. Most recently, Mr. Bütün was the General Manager of Nestle Turkey Beverages Group and also served as a Board Member.

For more information:
Turkcell Investor Relations

investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888
You can follow us on twitter at http://twitter.com/TurkcellNews or visit our website www.turkcell.com.tr

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 9, 2015	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 9, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director